UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 11, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Omthera Pharmaceuticals, Inc.

File No. 333-187153 - CF#29346

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Omthera Pharmaceuticals, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on March 11, 2013, as amended.

Based on representations by Omthera Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.3	through February 25, 2023
Exhibit 10.5	through September 30, 2018
Exhibit 10.6	through March 12, 2022
Exhibit 10.7	through July 16, 2018
Exhibit 10.16	through February 25, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jennifer Riegel
Special Counsel